November 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	RVPLUS Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 26, 2010
File No. 333-168768

Dear Ms. Bryan:

We represent RVPlus Inc. (“RVPlus or, the “Company”).  By letter dated November 3, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on October 26, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Item 11.  Information about the Registrant, page 11

Description of Business, page 11

1.
We note your response to our prior comment 2 and reissue in part.  Please either revise significantly to discuss your detailed plan to become operational and through to revenue generation, or discuss the absence of such a detailed plan here and include a risk factor to discuss the lack of a detailed plan.

Answer:
This section has been revised to disclose that the Company does not have a detailed plan to become operational and through to revenue generation.  A risk factor has been added to discuss the lack of a detailed plan.

2.	Please clarify in this section that you do not currently carry any inventory for your products or products of other manufacturers or advise.

Answer:	This section has been revised to clarify that the Company does not currently carry any inventory for its products or products of other manufacturers.

 Very truly yours,

ANSLOW & JACLIN, LLP

By:_______________________